WORLD FUEL SERVICES CORPORATION 9800 NW 41st Street, Suite 400, Miami, FL 33178 tel 305.428.8000 fax 305.392.5620 www.wfscorp.com

July 31, 2007

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Karl Hiller, Branch Chief

Re:	World Fuel Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
Response Letter Date May 30, 2007
File No. 001-09533

Dear Mr. Hiller:

This letter sets forth the responses of World Fuel Services Corporation (the “Company”) to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) contained in your letter dated July 17, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2006, which was filed on March 1, 2007, and the Company’s response letter dated May 30, 2007. The Company and its subsidiaries are collectively referred to in the Company’s response section of this letter as “we”, “our” and “us”.

The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Staff’s Comments:

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements, page 40

Note 1 – Nature of Business, Acquisitions and Significant Accounting Policies, page 45

Derivatives, page 48

1.	We have read your response to prior comment 1, describing various aspects of your inventory hedging programs, including the method used to assess hedge effectiveness. It would be helpful to have your proposed disclosure revisions with your next reply. Please address the following additional points.

United States Securities and Exchange Commission

July 31, 2007

Company’s Response:

In our response dated May 30, 2007, we proposed the deletion in future filings of the following referenced sentence that might cause confusion, “Hedge accounting is discontinued prospectively if and when the hedging relationship over an extended period of time is determined to be ineffective.” As a result, the revised paragraph will read as follows in future filings:

To qualify for hedge accounting, as either a fair value or cash flow hedge, the hedging relationship between the hedging instruments and hedged items must be highly effective over an extended period of time in achieving the offset of changes in fair values or cash flows attributable to the hedged risk at the inception of the hedge. We use a three year period in assessing the qualification for our fair value hedges. We assess hedge effectiveness based on total changes in the fair market value of our hedging instruments and hedged items and any ineffectiveness is recognized in the statement of income. Adjustment to the carrying amounts of hedged items is discontinued in instances where the related fair value hedging instrument becomes ineffective and any previously recorded fair market value changes are not adjusted until the fuel is sold.

Staff’s Comments:

(a)	You explain that the fair value of your inventory is estimated based on the spot price at the closest market to either the pipeline input or delivery location. Tell us how you decide which method to use for each hedging relationship, with details sufficient to understand the extent to which your approach results in a consistent valuation method, based on the characteristics of your inventory.

Company’s Response:

We estimate the fair value of the hedged inventory using the index price closest to the proximity of the physical inventory location. The fair value of the hedged inventory in the US Gulf Coast locations is estimated as the replacement value using the Platts spot price index Jet54 US Gulf Pipe plus the applicable basis differential. The fair value of the hedged inventory in the New York Harbor locations is estimated as the replacement value using the Platts spot price index Jet Kerosene NY Barge Spot plus the applicable basis differential.

Staff’s Comments:

(b)	You state that you hedge jet fuel inventory using heating oil futures; and that hedging instruments are “…not unique to each fuel type/location,” and that you use a proportionate strategy in which “…only a portion of the hedging instrument is used to hedge the respective indices/locations.” Please describe the process by which you determine the portion of each derivative to be utilized as a hedge, and explain how the risk profiles of that portion and the entire derivative compare.

United States Securities and Exchange Commission

July 31, 2007

Company’s Response:

The entire derivative consisting of heating oil futures is utilized as a hedge instrument. We designate 90% of the entire (i.e. for all risk and all periods covered) hedging instrument to hedge our inventory priced on Platts Jet54 US Gulf Pipe index and designate the remaining 10% of the hedging instrument to hedge our inventory priced on Platts Jet Kerosene NY Barge Spot index. We use regression analysis for the purpose of prospectively and retrospectively assessing hedge effectiveness. The risk profile of the hedging relationships is assessed using a separate regression analysis based on three years of daily historical spot prices between Heating Oil and Jet54 US Gulf Pipe index for inventory priced in the US Gulf Coast locations, and Heating Oil and the Jet Kerosene NY Barge Spot index for inventory priced in the New York Harbor locations.

Staff’s Comments:

(c)	Since you described your aviation and marine fuel inventory hedging, but did not mention hedging of land fuel inventory, please either expand your response to encompass this additional aspect of your hedging program, if applicable, or advise us if there is no hedging program for land fuel inventory.

Company’s Response:

To date, we have not engaged in a hedging program for land fuel inventory.

Staff’s Comments:

Note 5 – Commitments and Contingencies, page 67

Legal Matters, page 70

2.	We have read your response to prior comment 3, explaining that while you believe the likelihood of loss in all of the disclosed proceedings is remote, you have chosen to provide disclosures “…out of an abundance of caution.” However, you also indicate your reason for disclosing that there could be a material adverse effect is that you are “…unable to estimate the potential loss.” We ordinarily find that assessing the likelihood of loss as being remote correlates with estimating reasonably possible loss at zero. Since you have chosen to utilize non-standard terminology in describing your exposure to loss, the guidance in paragraph 9 of SFAS 5, stating “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading,” would tend to require further clarification, either by disclosing the amount accrued (or the fact that no accrual was made), or stating that you have assessed the likelihood of loss as being remote, utilizing the terminology prescribed in paragraph 3 of SAFS 5.

United States Securities and Exchange Commission

July 31, 2007

Company’s Response:

Although we continue to believe that our disclosure with respect to the disclosed proceedings is appropriate and in compliance with applicable regulations and guidance, we will incorporate the Staff’s comments in any future disclosure regarding litigation contingencies for which disclosure is not required under paragraph 10 of SFAS 5. We will either disclose the amount accrued (or the fact that no accrual has been made) or state that we have assessed the likelihood of loss as being remote, utilizing the terminology prescribed in paragraph 3 of SFAS 5.

Subject to further developments in the disclosed proceedings following the date of this response, our next quarterly filing will include the following disclosure:

As of June 30, 2007, no reserves were recorded for the proceedings described above. Because the outcome of litigation is inherently uncertain, we may not prevail in the proceedings described above and we cannot estimate our ultimate exposure in such proceedings if we do not prevail. Accordingly, a ruling against us in any of the above proceedings could have a material adverse effect on our financial condition and results of operations.

* * *

Please direct any additional questions or comments to me at (305) 428-8000. My fax number is (305) 392-5620.

Very truly yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and
Chief Financial Officer

IMB/bp